July 31, 2012

VIA EDGAR

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3720

Re:	Tile Shop Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-182482)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tile Shop Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-4 (File No. 333-182482) (the “Registration Statement”) be declared effective at 4:00 P.M. Eastern Daylight Time on August 2, 2012 or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

In connection with this acceleration request, the Company hereby acknowledges that:

(i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Company may not assert comments from the Commission or the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TILE SHOP HOLDINGS, INC.

By:	/s/ Robert A. Rucker
Name: Robert A. Rucker
Title: Chief Executive Officer